May 8, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Attn:       Stephen Krikorian, Accounting Branch Chief
Office of Information Technologies and Services

Re:          Alliance Data Systems Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 001-15749

Dear Mr. Krikorian:

Alliance Data Systems Corporation, a Delaware corporation (the "Company"), is in receipt of the letter dated May 1, 2017 from the Securities and Exchange Commission Staff (the "Staff") relating to the Company's Form 10-K for the Fiscal Year Ended December 31, 2016 (the "Form 10-K") filed with the Securities and Exchange Commission (the "Commission") (the "Comment Letter").

As requested by the Staff in the Comment Letter, where appropriate, the Company has herein provided the Staff with additional information to enable the Staff to better understand the Company's disclosures in the Form 10-K.  As more specifically noted herein, and in accordance with the Staff's requests, the Company will address the Staff's remaining comments in future filings with the Commission.

Form 10-K for the fiscal year ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

2016 Highlights and Recent Developments, page 29

1.
Comment: In this section, you provide an executive-level discussion of the most significant matters with which management is concerned in evaluating your financial condition and operating results. You should also address material

United States Securities and Exchange Commission
Attn: Stephen Krikorian
May 8, 2017

opportunities, challenges and risks and how management is responding to those concerns during the relevant period. In this regard, we note your discussion in your 2017 first quarter and 2016 fourth quarter earnings call transcripts regarding the factors that will contribute to your future growth, including credit normalization in your Card Services segment, a revamped AIR MILES Reward Program in your LoyaltyOne segment, and product standardization and faster time to market in your Epsilon segment. In addition, you stated that you are increasing digital investments in your Card Services segment in response to the rapid shift in retail sales from the in-store channel to the online channel. Please confirm that you will provide conforming disclosure in future filings. Refer to Item 303(a) of Regulation S-K and SEC Release 33-8350.

Response:  We confirm that we will provide conforming disclosure with our Quarterly Report on Form 10-Q for the period ended March 31, 2017 and in future filings.

Notes to Consolidated Financial Statements

Note 13. Deferred Revenue, page F-38

2.
Comment: You indicate that as a result of the change in your estimate of breakage from 26% to 20%, you increased the deferred redemption liability by $284.5 million with a corresponding reduction of redemption revenue. Please explain how you accounted for this change in accounting estimate and considered the guidance in ASC 250-10-45-17. Tell us how your accounting differed from the accounting treatment for changes in the estimate of breakage in prior periods. In this regard, we note that changes in the estimate in prior years have had no impact on the total redemption liability, but were expected to reduce future earnings for the amount of deferred breakage that was expected to be recognized over the remaining life of the AIR MILES reward mile. In addition, tell us what consideration you gave to disclosing the effects of this change in accounting estimate on operating income, net income, and the related per share amounts. Refer to ASC 250-10-50-4.

Response:  A change in estimate per ASC 250-10-45-17, Accounting Changes and Error Corrections, requires a change in accounting estimate to be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both. As such, a change in accounting estimate shall not be accounted for by restating or retrospectively applying the change to prior periods.

Breakage represents our estimate of the number of AIR MILES® reward miles not expected to be redeemed.  As a result of the anticipated passage of the then-pending legislative changes in Ontario prohibiting the expiry of miles and the

United States Securities and Exchange Commission
Attn: Stephen Krikorian
May 8, 2017

likelihood of changes in similar laws in some or all other Canadian provinces, LoyaltyOne cancelled its five-year expiry policy on December 1, 2016, which necessitated a change in our accounting estimate of breakage. This change in estimate was accounted for as of December 1, 2016, the period of change, and in future periods, as the change in breakage estimate impacts the amount of revenue recognized per AIR MILES reward mile redeemed.  Because this is a change in an accounting estimate, we did not restate or retrospectively apply the change in prior periods.

Effective each of December 31, 2013 and 2012, we changed our estimate of breakage by 1%.  In each of these periods of change, we increased our deferred product liability based on the estimated number of AIR MILES reward miles to be redeemed utilizing our revised breakage rate.  This resulted in a reclassification between deferred redemption revenue –breakage and deferred redemption revenue - product within our deferred redemption revenue. The adjustments made in 2013 and 2012 were immaterial to the consolidated financial statements as of and for the years then ended.

With the adoption of ASC 605-25, Revenue Recognition, Multiple-Element Arrangements, which was effective for new or materially modified sponsor agreements entered into on or after January 1, 2011, we allocate the total consideration from the issuance of AIR MILES reward miles to three elements, the redemption element, the service element, and the brand element, based on the relative selling price method. The redemption element incorporates the expected number of AIR MILES reward miles to be redeemed, and therefore, the amount of deferred redemption revenue as well as the amount of redemption revenue recognized is subject to our estimate of breakage.

The change in the breakage estimate from 26% to 20% in December 2016 increased the number of AIR MILES reward miles expected to be redeemed. To account for this change in estimate, we adjusted our deferred redemption revenue using the revised estimated number of AIR MILES reward miles to be redeemed at a breakage rate of 20% extended by the per-AIR MILES reward mile estimated selling price of the redemption element. This resulted in an increase in our deferred redemption revenue liability of $284.5 million and a corresponding decrease in redemption revenue in December 2016, the period of change.

With respect to the Company's consideration of ASC 250-10-50-4, Accounting Changes and Error Corrections, we believe we disclosed the material effect on revenue for the year ended December 31, 2016 in Note 2 "Summary of Significant Accounting Policies" and in Note 13, "Deferred Revenue" in our Annual Report on Form 10-K. With respect to the Form 10-K, we did not expect the impact of the change in our estimate of breakage to be material to the

United States Securities and Exchange Commission
Attn: Stephen Krikorian
May 8, 2017

Company for future periods.  However, we confirm that we will provide additional disclosures related to the change in breakage estimate in our Management's Discussion and Analysis of Financial Condition and Results of Operations with our Quarterly Report on Form 10-Q for the period ended March 31, 2017, and in future filings as appropriate.

If you have any questions with respect to the foregoing, please call the Company's Executive Vice President and Chief Financial Officer, Charles L. Horn, at (214) 494-3612.

Sincerely,

/s/ Edward J. Heffernan
Edward J. Heffernan,
President and Chief Executive Officer

Copies:                   Melissa Walsh
United States Securities and Exchange Commission

Joseph L. Motes III
Senior Vice President and General Counsel

Charles L. Horn
Executive Vice President and Chief Financial Officer

Seth R. Molay
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX  75201